SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, May 11, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL e B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, announces that on this date it received a notice from its controlling shareholder MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”), stating the following:

a)	MOBI FIA entered into a Master Contribution Agreement with certain principal shareholders of Investment Vehicle 1 Limited (“Avianca Holding”) including Kingsland International Group S.A., Elliott International L.P., and South Lake One LLC (the “Avianca's Major Investors” and “Master Contribution Agreement”, respectively).

b)	Avianca Holding is the holding company that controls Aerovías del Continente Americano S.A., a Colombian commercial airline that operates under the brand Avianca (“Avianca”). Avianca provides scheduled air transportation services for passengers and cargo, in Colombia and Latin America. Avianca’s network combines hubs located in Colombia, Ecuador, and El Salvador connecting different destinations in North America, Central America, South America, and Europe. Avianca also operates the loyalty program LifeMiles. Among other businesses, Avianca Holding holds an economic interests in Fast Colombia S.A.S, a Colombian commercial airline (“Viva Colombia”), and a convertible debt investment representing a minority interest in Sky Airline S.A., a Chilean commercial airline (“Sky”). Avianca Holding has no legal or operational control over Viva Colombia or Sky.

c)	Pursuant to the Master Contribution Agreement, MOBI FIA will contribute its GOL shares to a newly formed company (“Holding”), in exchange for common shares of Holding; subsequently, the Avianca's Major Investors and the other parties to the Master Contribution Agreement will contribute their shares in Avianca Holding to Holding in exchange for new common shares of Holding (the “Transaction”). Holding is a private limited company, incorporated under the laws of England and Wales.

d)	Upon closing of the Transaction, the contributing parties to the Master Contribution Agreement, including MOBI FIA and the Avianca's Major Investors, will enter into a shareholders' agreement to govern their rights and obligations as shareholders of Holding, and Mobi FIA and the Avianca’s Major Investors will co-control Holding, which, in turn, will hold a controlling interest in GOL and Avianca Holding.

e)	GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

f)	The management team that will be responsible for the overall direction and strategy of Holding, delivery of synergies, and coordination of central functions, will be led by Roberto Kriete (Chairman), Constantino de Oliveira Junior (CEO), and Adrian Neuhauser and Richard Lark (Co-Presidents).

g)	Neither MOBI FIA nor the Constantino brothers will sell, directly or indirectly, any share of GOL. The Transaction will not entail the obligation to carry out a public offering due to the acquisition of control of GOL, since there will be no sale or transfer of the shareholding control of GOL, as determined under Brazilian laws and regulations.

h)	The Transaction is subject to customary closing conditions set forth in the Master Contribution Agreement, including certain regulatory approvals.

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Investor Relations

ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad and has a partnership with Mercado Livre. The Company has a team of 14,100 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this material fact has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this material fact including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer